Contact:

Bob Rai, Director and CEO
604-247-2639

info@vancpharm.com

www.vancpharm.com

VANC Announces Issuance of Shares for Services Rendered

VANCOUVER, BC, June 21, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) announces that it has issued a total of 182,992 common shares of the Company to Lampyon Canada Inc., in consideration for services rendered pursuant to the terms of a Service Agreement entered into with VANC on April 10th, 2018.

The common shares are being issued as a shares for services transaction, and the transaction has been accepted by the TSX Venture Exchange as per the bulletin dated June 14, 2018.

The deemed price of 97,957 of the common shares is $0.26, which was calculated by using the volume weighted average closing share price on the last 5 trading days of April 2018.  The deemed price of 85,035 of the common shares is $0.21, which was calculated by using the volume weighted average closing share price on the last 5 trading days of May 2018.

The Company confirms that the securities issued have not created a new Control Person of the Issuer.  Please see the Company’s news release dated April 10th, 2018 for more information.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.